BOC HONG KONG (HOLDINGS) LIMITED

Our Ref : BS(2007)223(JL) File No.82-34675

1 November 2007 **BY COURIER**

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commissi
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

07027857

SUPPL

RECEIVED
2007 NOV -7 A 2:43
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Dear Sirs,

BOC Hong Kong (Holdings) Limited
Rule 12g3-2(b) File No.82-34675

We enclose the Monthly Return on Movement of Listed Equity Securities filed by the Company with The Stock Exchange of Hong Kong Limited for the month ended 31 October 2007 for your attention.

Please note that the above document is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of the Company pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,
For and on behalf of
BOC Hong Kong (Holdings) Limited

PROCESSED
NOV 13 2007
THOMSON
FINANCIAL

Jacqueline Lee
Assistant Company Secretary

dw 11/8

Encl.

香港花園道1號52樓
52/F, 1 Garden Road, Hong Kong 電話 Tel: (852) 2846 2700
網址 Website: www.bochk.com 傳真 Fax: (852) 2810 5830

SCD018(2006.01 1,000)YKE

Monthly Return On Movement of Listed Equity Securities (Form I)
上市股本證券變動月報表 (表格 I)

Your submission has been approved ! Please record the Submission No. for future reference.
所呈交的文件經已批准！請記下呈交編號以便日後參照。

Submission Details
呈交資料

Date/Time submitted 呈交日期/時間	01/11/2007	08:41:09	Submitted By 呈交者	02388P01
Date/Time Approved 批准日期/時間	01/11/2007	08:41:10	Approved By 審批者	02388P02
Submission No. 呈交編號	EBIS-071031-00170		Status 狀況	Approved

Issuer 發行人	LM02388	BOC Hong Kong (Holdings) Limited		
Type of Agent 代理人類別				
Tier 1 Headline 標題類別 (第一層)	Unvetted		Tier 2 Headline 標題分項 (第二層)	Monthly Return I
Contact Person 聯絡人	Jason C.W. Yeung			
Contact No. 聯絡電話	2846 2700			

For the month ended : 31/10/2007
截至月份：

Name of Issuer 公司名稱	LM02388	BOC Hong Kong (Holdings) Limited		
Representative Code/Name 代表代號／姓名				
Contact Person 聯絡人	Jason C.W. Yeung			
Contact Telephone No. 聯絡電話	2846 2700		Date submitted 呈交日期	01/11/2007

Section A A 部 Section B B 部 Section C C 部 Section D D 部

A. Information on Types of Listed Equity Securities (please tick wherever applicable, more than one is acceptable)
A. 上市股本證券類別資料（請在適用者旁加上剔號，可選擇超過一項）

✔ Ordinary shares 普通股　　Preference shares 優先股
Equity Warrants 股本權證　　Other Classes of Shares 其他類別股份

Section A A 部 Section B B 部 Section C C 部 Section D D 部

B. Movement in Authorised Share Capital
B. 法定股本變動

1. Ordinary Shares
1. 普通股

(1) Stock Code : (1) 股份代號：	2388	Description : 說明 ：		
	No. of Shares 股份數目	Par Value 面值		Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存	20,000,000,000	HKD	5.00	100,000,000,000
Increase/(Decrease) 增加／(減少) (EGM approval date) (股東特別大會通過日期) (dd/mm/yyyy) (日／月／年)				
Balance at close of the month 本月底結存	20,000,000,000	HKD	5.00	100,000,000,000

(2) Stock Code : (2) 股份代號：		Description : 說明 ：		
	No. of Shares 股份數目	Par Value 面值		Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存		HKD		
Increase/(Decrease) 增加／(減少) (EGM approval date) (股東特別大會通過日期) (dd/mm/yyyy) (日／月／年)				
Balance at close of the month 本月底結存		HKD		

2. Preference Shares
2. 優先股

Stock Code : 股份代號 ：		Description : 說明 ：		
	No. of Shares 股份數目	Par Value 面值		Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存		HKD		
Increase/(Decrease)				

增加／(減少) (EGM approval date) (股東特別大會通過日期) (dd/mm/yyyy) (日／月／年)			
Balance at close of the month 本月底結存		HKD	

3. Other Classes of Shares
3. 其他類別股份

Stock Code : 股份代號 :		Description : 說明 :	
	No. of Shares 股份數目	Par Value 面值	Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存		HKD	
Increase/(Decrease) 增加／(減少) (EGM approval date) (股東特別大會通過日期) (dd/mm/yyyy) (日／月／年)			
Balance at close of the month 本月底結存		HKD	

Total Authorised Share Capital at the end of the Month
本月底法定股本總額 HKD 100,000,000,000

Section A A 部 Section B B 部 Section C C 部 Section D D 部

C. Movement in Issued Share Capital
C. 已發行股本變動

	No. of ordinary shares 普通股數目 (1)	(2)	No. of Preference shares 優先股數目	No. of other classes of shares 其他類別股份數目
Balance at close of preceding month 上月底結存	10,572,780,266			
Increase/(Decrease) during the month 本月增加／(減少)				
Balance at close of the month 本月底結存	10,572,780,266			

Section A A 部 Section B B 部 Section C C 部 Section D D 部

D. Details of Movement
D. 變動詳情

Share Options
購股權

Total No. of Options at Close of Preceding Month 上月底購股權總數	Total Granted During the Month 月內已授出總數	Total Exercised During the Month 月內已行使總數	Total Cancelled During the Month 月內已註銷總數	Total No. of Options Lapsed During the Month 月內已失效總數	Total No. of Options at Close of the Month 本月底購股權總數	No. Of New Shares Arising Therefrom 由此而產生的新股數目
						○ Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
		Total Exercised Money During the Month 月內已行使總金額		HKD		

Equity Warrants
股本權證

Description of Warrants 權證說明 (Date of Expiry -dd/mm/yyyy) （到期日 － 日／月／年）	Currency of Nominal Value 面值貨幣	Nominal Value at Close of Preceding Month 上月底面值	Exercised During the Month 月內已行使	Nominal Value at Close of the Month 本月底面值	No. Of New Sthares Arising Therefrom 由此而產生的新股數目
1. ( ) Stock Code 股份代號 Subscription Price 認購價 HKD	HKD				○ Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
2. ( ) Stock Code 股份代號 Subscription Price 認購價 HKD	HKD				○ Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
3. ( ) Stock Code 股份代號 Subscription Price 認購價 HKD	HKD				○ Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別

4.	HKD	
( ) Stock Code 股份代號 Subscription Price 認購價 HKD		○ Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別

Convertibles
可換股票據

Class 類別	Currency of Amount Outstanding 發行貨幣	Amount at Close of Preceding Month 上月底已發行總額	Converted During the Month 月內已換股款額	Amount at Close of the Month 本月底已發行總額	No. Of New Shares Arising Therefrom 由此而產生的新股數目
1. Stock Code 股份代號 Conversion Price 換股價 HKD	HKD				○ Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
2. Stock Code 股份代號 Conversion Price 換股價 HKD	HKD				○ Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
3. Stock Code 股份代號 Conversion Price 換股價 HKD	HKD				○ Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別

Other Issues of Shares
其他股份發行

Type of Securities 證券類別			No. Of New Shares Arising Therefrom 由此而產生的新股數目
1. Please Select One	At Price : HKD	Issue and allotment Date :	

	價格：	(dd/mm/yyyy) 發行及配發日期： （日／月／年）	○ Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
2. Please Select One	At Price： HKD 價格：	Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期： （日／月／年）	○ Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
3. Please Select One	At Price： HKD 價格：	Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期： （日／月／年）	○ Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
4. Please Select One	At Price： HKD 價格：	Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期： （日／月／年）	○ Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
5. **Bonus Issue** 紅股發行		Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期： （日／月／年）	○ Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
6. **Repurchase of share** 購回股份		Cancellation Date: (dd/mm/yyyy) 註銷日期： （日／月／年）	○ Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股

			Other Class 其他類別
7.**Redemption of share** 贖回股份		Redemption Date: (dd/mm/yyyy) 贖回日期：（日／月／年）	○ Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
8.**Other** 其他 (Please specify)（請註明）:	At Price : 價格： HKD	Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期：（日／月／年）	○ Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別

Remarks (Max 160 Characters):
備註（最多160個字）：

Authorised Signatory
授權簽署

* Name 姓名: Jason C.W. Yeung

* Title 職銜: Company Secretary

OK 確認

Note : All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.
註：聯交所有絕對酌情權可在未經事先通知公司／發行人的情況下，轉載本表格所載的所有資料或將有關資料提供予其他資訊供應商或市場數據使用者。

File No.82-34675

Our Ref : BS(2007)217(JL)

31 October 2007

BY COURIER

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs,

BOC Hong Kong (Holdings) Limited (the "Company")
Rule 12g3-2(b) File No.82-34675

We enclose a copy of each of the following documents of the Company for your attention:

1. The Announcement on Financial and Business Review for the Third Quarter of 2007 as published on the website of Hong Kong Exchanges and Clearing Limited on 30 October 2007; and

2. The Notification relating to the Announcement on Financial and Business Review for the Third Quarter of 2007 as published in today's newspapers.

Please note that the above documents are being furnished to the Securities and Exchange Commission (the "SEC") on behalf of the Company pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,
For and on behalf of
BOC Hong Kong (Holdings) Limited

Jacqueline Lee
Assistant Company Secretary

Encl.

香港花園道1號52樓
52/F, 1 Garden Road, Hong Kong 電話 Tel: (852) 2846 2700
網址 Website: www.bochk.com 傳真 Fax: (852) 2810 5830

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED
(Incorporated in Hong Kong with limited liability)
(the "Company", Stock Code: 2388)

1917 - 2007
服務香港 共建未來
COMMITTED TO BUILDING A BETTER TOMORROW

ANNOUNCEMENT

FINANCIAL AND BUSINESS REVIEW FOR THE THIRD QUARTER OF 2007

THIS ANNOUNCEMENT IS MADE BY THE COMPANY PURSUANT TO RULE 13.09 OF THE RULES GOVERNING THE LISTING OF SECURITIES ON THE STOCK EXCHANGE OF HONG KONG LIMITED

The following description provides certain financial data relating to the performance of the Company in and up to the third quarter of 2007.

Financial Performance

In the nine months ended 30 September 2007, the Group's[1] operating profit before loan impairment allowances was HK$13,252 million; net operating income before loan impairment allowances was HK$18,547 million and operating expenses were HK$5,295 million.

First nine months of 2007 compared with first nine months of 2006

The Group recorded an increase in operating profit before loan impairment allowances in the first nine months of 2007 compared to the same period last year. This increase was led by the growth in both net interest income and net fees and commission income in spite of a decrease in net trading income of the banking operation and an increase in operating expenses.

The growth in net interest income was mainly attributable to the increase in the average balance of interest earning assets, continued improvement in the Group's assets and liabilities structure, effective control of deposits costs as well as higher market interest rates. The Group also recorded an improvement in both net interest margin and net interest spread. The rise in net fees and commission income was driven by significant increase in fee income from stock brokerage and sale of funds. Satisfactory growth was also recorded in fees from the credit card business. The decline in net trading income of the banking operation was mainly caused by increased costs associated with the foreign exchange funding swap contracts. The increase in operating expenses was largely due to higher staff costs resulting from a general salary increase given in the second quarter of this year and the costs associated with the Group's salary reform programme initiated earlier. Other expenses increased as a result of higher rental and IT related expenditures.

2007Q3 compared with 2007Q2

The Group's operating profit before loan impairment allowances in the third quarter increased from the previous quarter mainly as a result of higher net fees and commission income. While the Group's net interest income remained stable, net fees and commission income was boosted by the rise in stock brokerage fees spurred by active stock trading in Hong Kong. This was partially offset by the decline in net trading income of the banking operation and increased operating expenses. Nevertheless, the Group succeeded in maintaining its cost-to-income ratio at a low level.

GENERAL

This announcement may contain forward-looking statements that involve risks and uncertainties. The Company's shareholders and potential investors should not place undue reliance on these forward-looking statements, which reflect our belief only as of the date of these statements. These forward-looking statements are based on the Group's own information and on information from other sources we believe to be reliable. The Group's actual results may be materially less favourable than those expressed or implied by these forward-looking statements, which could depress the market price of the Company's American Depositary Shares and local shares.

The attention of investors is also drawn to the announcement issued by Bank of China Limited ("BOC") (Stock Code: 3988) on 30 October 2007 in which BOC presents its unaudited quarterly results. The Company is owned as to 65.77% by BOC, and therefore its financial data has been consolidated into the data presented by BOC. The said announcement can be downloaded from BOC's website at www.boc.cn and from the website of Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk. Investors are warned not to make any conclusions about the performance of the Company from the announcement issued by BOC.

The Company's shareholders and potential investors should note that **all the figures contained herein are unaudited. Accordingly, figures and discussions contained in this Announcement should in no way be regarded as to provide any indication or assurance on the financial results of the Group for the period ended 30 September 2007.**

The Company's shareholders and potential investors are urged to exercise caution in dealing in the securities of the Company and are recommended to consult their own professional advisers if they are in doubt as to their investment positions.

By Order of the Board
Jason C.W. Yeung
Company Secretary

Hong Kong, 30 October 2007

As at the date hereof, the board of directors of the Company comprises Mr. XIAO Gang (Chairman), Mr. SUN Changji* (Vice Chairman), Mr. HE Guangbei (Vice Chairman and Chief Executive), Mr. LI Zaohang*, Mr. ZHOU Zaiqun*, Mdm. ZHANG Yanling*, Mr. LEE Raymond Wing Hung, Mr. GAO Yingxin, Dr. FUNG Victor Kwok King**, Mr. KOH Beng Seng**, Mr. SHAN Weijian**, Mr. TUNG Chee Chen**, Mr. TUNG Savio Wai-Hok** and Mdm. YANG Linda Tsao**.*

* *Non-executive Directors*
** *Independent Non-executive Directors*

South China Morning Post

Date : 31 October 2007

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

1917 - 2007
服務香港 共建未來
COMMITTED TO BUILDING A BETTER TOMORROW

(Incorporated in Hong Kong with limited liability)
(the "Company", Stock Code: 2388)

NOTIFICATION
QUARTERLY RESULTS
Financial and Business Review for the Third Quarter of 2007

An announcement containing details of the captioned matter is available for viewing on the website of Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk under the section "Latest Listed Company Information" and on the website of the Company at www.bochk.com under the section "Investor Relations".

This notification merely serves to advise investors of the captioned matter and of the publication of the announcement on the above websites. ***This notification does not contain information upon which an investment decision should be based and should not be relied upon by investors for such purpose.*** Investors should refer to the announcement for details of the captioned matter.

The announcement is available for inspection by the public at no charge at 52nd Floor, Bank of China Tower, 1 Garden Road, Hong Kong from 9:00 a.m. to 12:30 p.m. and from 1:30 p.m. to 5:30 p.m., Mondays to Fridays (except public holidays in Hong Kong), within the one month period from the date of this notification. Copies of the announcement will be provided upon request at a cost of HK$1 per sheet.

By Order of the Board
Jason C.W. Yeung
Company Secretary

Hong Kong, 30 October 2007

File No.82-34675

Our Ref : BS(2007)221(JL)

31 October 2007

BY COURIER

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

RECEIVED
2007 NOV -1 A 2:41

Dear Sirs,

BOC Hong Kong (Holdings) Limited (the "Company")
Rule 12g3-2(b) File No.82-34675

We enclose a copy of each of the following documents of the Company for your attention:

1. The Announcement on Appointment of Deputy Chief Executive as published on the website of Hong Kong Exchanges and Clearing Limited on 30 October 2007; and

2. The Notification relating to the Announcement on Appointment of Deputy Chief Executive as published in today's newspapers.

Please note that the above documents are being furnished to the Securities and Exchange Commission (the "SEC") on behalf of the Company pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,
For and on behalf of
BOC Hong Kong (Holdings) Limited

Jacqueline Lee
Assistant Company Secretary

Encl.

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED
(Incorporated in Hong Kong with limited liability)
(the "Company", Stock Code: 2388)

ANNOUNCEMENT
APPOINTMENT OF DEPUTY CHIEF EXECUTIVE

The Board of Directors (the "Board") of the Company is pleased to announce the appointment of Mr. T.C. Chan (陳子政) as a Deputy Chief Executive of the Group, with effect from 2 January 2008.

The Board is pleased to announce the appointment of Mr. T.C. Chan (陳子政) as a Deputy Chief Executive of the Group, with effect from 2 January 2008. Mr. Chan will provide overall leadership for the financial markets business line covering Treasury, Global Markets, Cash Management, Custody, Investment and Insurance, and other capital market related business lines.

Before leaving Citigroup in May 2007, Mr. Chan was its Country Officer for Hong Kong as well as Head of Corporate and Investment Banking business for Greater China. In his 27 years with Citigroup, he had held senior positions in treasury, operations, product management, finance, sales & trading and country business management. Mr. Chan is actively involved in community and public services. He is the Chairman of the HKSAR Advisory Committee on Human Resources Development in the Financial Services Sector. He also chairs the Management Board of the Travel Industry Compensation Fund under the SAR Government. He sits on the Board and Executive Committee of the Hong Kong Community Chest and is the Co-Chairman of its Campaign Committee. He serves on the Council and Executive Committee of the Hong Kong Polytechnic University. He was appointed as a Justice of the Peace in June 2002 and was awarded the Bronze Bauhinia Star in July 2007. Mr. Chan obtained his MBA degree from the University of Hawaii in 1979 and his CPA in the same year.

As Deputy Chief Executive of the Group, Mr. Chan will report to the Chief Executive.

The Board wishes to thank the Search Committee, which was formed by the Board in March 2007 to conduct a global search through an open and competitive process for the best candidate to fill this position. The Search Committee was chaired by Dr. Fung Victor Kwok King, independent non-executive director, and comprised of Mr. Sun Changji, Vice-chairman, Mr. He Guangbei, Vice-chairman and Chief Executive and Messrs. Koh Beng Seng, Shan Weijian, Tung Chee Chen and Tung Savio Wai-Hok and Mdm. Yang Linda Tsao, independent non-executive directors. The Board also welcomes Mr. Chan to the Group.

By Order of the Board
Jason C.W. Yeung
Company Secretary

Hong Kong, 30 October 2007

As at the date hereof, the Board of Directors of the Company comprises Mr. XIAO Gang (Chairman), Mr. SUN Changji* (Vice-chairman), Mr. HE Guangbei (Vice-chairman and Chief Executive), Mr. LI Zaohang*, Mr. ZHOU Zaiqun*, Mdm. ZHANG Yanling*, Mr. LEE Raymond Wing Hung, Mr. GAO Yingxin, Dr. FUNG Victor Kwok King**, Mr. KOH Beng Seng**, Mr. SHAN Weijian**, Mr. TUNG Chee Chen**, Mr. TUNG Savio Wai-Hok** and Mdm. YANG Linda Tsao**.*

* *Non-executive Directors*
** *Independent Non-executive Directors*

South China Morning Post

Date : 31 October 2007

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

1917 - 2007
服務香港 共建未來
COMMITTED TO BUILDING A BETTER TOMORROW

(Incorporated in Hong Kong with limited liability)
(the "Company", Stock Code: 2388)

NOTIFICATION

CHANGE IN DIRECTORS OR OF IMPORTANT EXECUTIVE FUNCTIONS OR RESPONSIBILITIES

Appointment of Deputy Chief Executive

An announcement containing details of the captioned matter is available for viewing on the website of Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk under the section "Latest Listed Company Information" and on the website of the Company at www.bochk.com under the section "Investor Relations".

This notification merely serves to advise investors of the captioned matter and of the publication of the announcement on the above websites. ***This notification does not contain information upon which an investment decision should be based and should not be relied upon by investors for such purpose.*** Investors should refer to the announcement for details of the captioned matter.

The announcement is available for inspection by the public at no charge at 52nd Floor, Bank of China Tower, 1 Garden Road, Hong Kong from 9:00 a.m. to 12:30 p.m. and from 1:30 p.m. to 5:30 p.m., Mondays to Fridays (except public holidays in Hong Kong), within the one month period from the date of this notification. Copies of the announcement will be provided upon request at a cost of HK$1 per sheet.

By Order of the Board
Jason C.W. Yeung
Company Secretary

Hong Kong, 30 October 2007

BOC HONG KONG (HOLDINGS) LIMITED

File No.82-34675

Our Ref : BS(2007)209(JL)

17 October 2007

BY COURIER

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs,

BOC Hong Kong (Holdings) Limited (the "Company")
Rule 12g3-2(b) File No.82-34675

We enclose the announcement in relation to the notice of the Board meeting for approving the financial and business review for the third quarter of 2007 of the Company as published on the website of The Stock Exchange of Hong Kong Limited in Hong Kong today for your attention.

Please note that the above document is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of the Company pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,
For and on behalf of
BOC Hong Kong (Holdings) Limited

Jacqueline Lee
Assistant Company Secretary

Encl.

香港花園道1號52樓
52/F, 1 Garden Road, Hong Kong 電話 Tel: (852) 2846 2700
網址 Website: www.bochk.com 傳真 Fax: (852) 2810 5830

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED
(Incorporated in Hong Kong with limited liability)
(the "Company", Stock Code: 2388)

1917 - 2007
服務香港 共建未來
COMMITTED TO BUILDING A BETTER TOMORROW

ANNOUNCEMENT

DATE OF BOARD MEETING

The Board of Directors of the Company (the "Board") hereby announces that a meeting of the Board will be held on Tuesday, 30 October 2007 at 14th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong for the purpose of considering and approving, among other things, the Company's financial and business review for the third quarter of 2007.

By Order of the Board
Jason C.W. Yeung
Company Secretary

Hong Kong, 17 October 2007

As at the date of this announcement, the Board comprises Mr. XIAO Gang (Chairman), Mr. SUN Changji* (Vice-chairman), Mr. HE Guangbei (Vice-chairman and Chief Executive), Mr. LI Zaohang*, Mr. ZHOU Zaiqun*, Mdm. ZHANG Yanling*, Mr. LEE Raymond Wing Hung, Mr. GAO Yingxin, Dr. FUNG Victor Kwok King**, Mr. KOH Beng Seng**, Mr. SHAN Weijian**, Mr. TUNG Chee Chen**, Mr. TUNG Savio Wai-Hok**and Mdm. YANG Linda Tsao**.*

* *Non-executive Directors*
** *Independent Non-executive Directors*

END